Exhibit 99.1

DUNDEE CORPORATION REPORTS 2009 RESULTS

FOR IMMEDIATE RELEASE

Toronto, March 29, 2010 – Dundee Corporation (TSX: DC.A, DC.PR.A, DC.PR.B) (“Dundee” or the “Company”) is pleased to announce that it has posted its financial results and Management’s Discussion and Analysis for the year ended December 31, 2009 on its website www.dundeecorporation.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Our operating EBITDA in 2009 was $250.4 million, surpassing operating EBITDA of $235.6 million earned in 2008.  Net earnings per share in 2009 were $0.77 on a fully diluted basis, as compared to a net loss of $2.62 per share in 2008.  Net earnings in the prior year were adversely impacted by fair value adjustments to the carrying value of certain corporate investments.

Our business is undergoing a significant change through our investment in wealth management, real estate and resources.  We have now expanded our focus in order to access a broader range of investment partners, thereby increasing our access to capital and to non-retail and institutional clients.  Our newly defined mandate as an asset management business, with expertise in these same core industries, will be centered through Ned Goodman Investment Counsel Limited (“NGIC”) (formerly Ravensden Asset Management Inc.) and through Dundee Real Estate Asset Management (“DREAM”).  At December 31, 2009, NGIC provided sub-advisory and investment services to approximately $3.1 billion of assets under management, with DREAM providing similar services to $3.3 billion of real estate assets.  Our expansion initiatives also include the establishment of Arabia-Asia Capital Alliance Ltd., our 60% owned subsidiary incorporated in the Emirate of Dubai, as a registrant in the Emirate of Dubai to access capital for our current and future investment products in the Middle East.

NGIC is in the final stages of its plan to raise up to $1 billion for private equity investment in the resource sector through Dundee Global Resource L.P.  We have initiated steps in our resources segment to eliminate any potential future conflicts as we prepare for the launch of, and our role as advisors to, Dundee Global Resource L.P., to which we have committed to provide a $200 million drawdown subscription.

Assets under management and administration in our wealth management subsidiary, DundeeWealth Inc. were $68.8 billion.  In particular, assets under management ended the year at $36.1 billion, a 42% growth year-over-year and an all time high for DundeeWealth.  The considerable growth in AUM is a result of industry-leading net asset gathering of $2.6 billion, combined with market appreciation of $7.5 billion. Our mutual fund market share increased to 3.76% from 3.03% at the end of 2008 as reported by the Investment Funds Institute of Canada.

DundeeWealth earned EBITDA of $184.7 million and net earnings of $51.6 million in 2009.  DundeeWealth’s results include performance fee revenues earned during 2009 of $21.7 million, net of third party allocations and costs.  Having repaid all bank debt subsequent to completion of its $200 million debt issuance, DundeeWealth enters 2010 with $400 million in cash, cash equivalents and marketable securities.

The results from our real estate subsidiary, Dundee Realty Corporation continue to exceed the expectations and budgets developed at the end of the prior year.  Propelled by strong buyer demand, housing and condominium activities outperformed levels originally anticipated and land sales in western Canada continue to show substantial growth.  Contributions to earnings generated by our real estate subsidiary exceeded $60 million in 2009.  Dundee Realty continues to prudently manage its capital, paying down its operating line debt from its peak of $103.9 million to $75.4 million, along with a further $77.9 million reduction in other debt at December 31, 2009.

With the successful issuance of $130 million of 6.75% rate reset preferred shares in the third quarter of 2009, we have fully repaid amounts owing pursuant to our revolving term credit facility.  We have also renewed our revolving term credit facility, extending the maturity date to November 9, 2010 and increasing the amount available to $200 million.

Dundee Corporation is an independent Canadian asset management company with an established reputation and relationships in those core sectors of wealth management, real estate and resources that can provide future inflation protection.  We are well positioned to capitalize on our expertise and achieve success in our asset gathering activities, thereby creating long term value for our shareholders.

ABOUT DUNDEE CORPORATION

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $73 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Corporation
(416) 365-5665

Lucie Presot
Vice President and
Chief Financial Officer
Dundee Corporation
(416) 365-5157